Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

This Operating and Financial Review and Prospects contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could”, “intends,” “estimates,” “suggests,” “has the potential to” and other words and phrases of similar meaning, including, without limitation, statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, and the effectiveness of, and market opportunities for, ALLOCETRATM programs, all of which statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in its Annual Report on Form 20-F for the year ended December 31, 2023.  The forward-looking statements contained in this Operating and Financial Review and Prospects speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

Overview

Enlivex Therapeutics, Ltd., a company organized under the laws of the State of Israel (including its consolidated subsidiaries, “we”, “us”, “our” or the “Company”), is a clinical-stage macrophage reprogramming immunotherapy company, developing AllocetraTM, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. Non-homeostatic macrophages contribute significantly to the severity of the respective diseases. By restoring macrophage homeostasis, Allocetra™ has the potential to provide a novel immunotherapeutic mechanism of action for debilitating and life-threatening clinical indications that are defined as “unmet medical needs,” as a stand-alone therapy or in combination with leading therapeutic agents.

We believe the Company’s primary innovative immunotherapy, AllocetraTM, represents a paradigm shift in macrophage reprogramming, moving from targeting a specific subset of macrophages or a specific pathway affecting macrophages activity, to a fundamental view of macrophage homeostasis. Restoring macrophage homeostasis may induce the immune system to rebalance itself to normal levels of operation, thereby promoting disease resolution.

The Company is focused on two clinical program verticals as its main inflammatory and autoimmune indications: sepsis and osteoarthritis. Additionally, the Company is seeking external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy. The Company believes that negatively-reprogrammed macrophages may be key contributors to disease severity across the Indications, and thus effective reprogramming of these previously negative-reprogrammed macrophages into their respective homeostatic states may provide diseases resolution for these Indications, some of which are considered “unmet medical needs”.

Financial Overview

Since inception, we have incurred significant losses in connection with our research and development and have not generated any revenue. We have funded our operations primarily through grants from the IIA and the sale of equity and equity linked securities in public and private offerings. As of March 31, 2024, we had approximately $23.4 million in cash and cash equivalents and short-term bank deposits and had an accumulated deficit of approximately 116.2 million, see “—Liquidity and Capital Resources” below.

In September 2023, we announced a strategic reprioritization plan, pursuant to which we determined to increase our existing focus on inflammatory and autoimmune indications. As part of the strategic reprioritization plan, in addition to the ongoing Phase II trial of AllocetraTM in patients with sepsis, the Company initiated a clinical program in osteoarthritis, which is a degenerative disease with low grade inflammation and an indication with a substantial unmet medical need that potentially represents a multibillion dollar commercial market. Within the osteoarthritis program, the Company announced the dosing of the first patient in a Phase I/II investigator-initiated clinical trial enrolling patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries and are offered to inject AllocetraTM locally into the diseased knee as a potential alternative for pain resolution and knee functionality in lieu of replacement surgery. In addition to this Phase I/II trial, following receipt of the approval of the IMOH in January 2024, the Company initiated a multi-country randomized, controlled Phase I/II clinical trial evaluating AllocetraTM in patients with moderate knee osteoarthritis in early 2024. In April 2024, we announced that the Danish Medicines Agency authorized the expansion of this trial into Denmark, as well as the dosing of the first two patients in the trial. This Phase I/II clinical trial is expected to enroll up to 160 patients and is designed to be a multi-center, multi-country, double-blinded, placebo-controlled and statistically-powered study to evaluate efficacy as well as safety of AllocetraTM, and potentially allow the Company to design and initiate a clinical registrational trial upon its completion.

The Company’s revised strategy is targeted at obtaining a topline data readout from the randomized, controlled Phase I/II trial in up to 160 patients with moderate knee osteoarthritis by the third quarter of 2025 and from the Phase I/II investigator-initiated clinical trial in 12 patients with severe knee osteoarthritis who had been indicated for knee replacement surgeries by the end of the third quarter of 2024.

Pursuant to the strategic reprioritization plan, and in light of the new guidelines and regulatory initiatives set by the FDA for drug development in oncology, which may result in longer clinical development cycles as foundations for regulatory approvals, the Company ceased the internal clinical development of its various oncology indications and plans to seek external collaborations or out-licensing opportunities for the development of Allocetra™ as a next-generation solid cancer immunotherapy.

As a result of the Company’s reprioritization of its clinical indications and focus on the inflammatory and auto-immune verticals, the Company reduced its workforce by approximately 50%. The workforce reductions and the savings associated with the reclassification of the oncology indications as candidates for external collaborations or out-licensing opportunities in lieu of internal development are expected to result in a substantial extension of the Company’s cash runway through the end of 2025. The revised, extended cash runway is expected to support the timeline for the topline data readouts of the end-stage knee osteoarthritis Phase I/II trial as well as the randomized, controlled Phase II clinical trial in osteoarthritis.

We expect that we will continue to incur operating losses, which may be substantial over the next several years, and we may need to obtain additional funds to further develop our research and development programs

Recent Developments In Israel

In October 2023, Hamas terrorists infiltrated Israel’s southern border from the Gaza Strip and conducted a series of attacks on civilian and military targets. Hamas also launched extensive rocket attacks on the Israeli population and industrial centers located along Israel’s border with the Gaza Strip and in other areas within the State of Israel. These attacks resulted in thousands of deaths and injuries, and Hamas additionally kidnapped many Israeli civilians and soldiers. Following the attack, Israel’s security cabinet declared war against Hamas and commenced a military campaign against Hamas. We cannot currently predict the intensity or duration of Israel’s war against Hamas, nor can we predict how this war will ultimately affect our business and operations.

Costs and Operating Expenses

Our current costs and operating expenses consist of two components: (i) research and development expenses; and (ii) general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of research and development activities at our laboratory in Israel, including drug and laboratory supplies and costs for facilities and equipment, outsourced development expenses, including the costs of regulatory consultants and certain other service providers, salaries and related personnel expenses (including share based compensation) and fees paid to external service providers and the costs of preclinical studies and clinical trials. We charge all research and development expenses to operations as they are incurred. We expect our research and development expenses to remain our primary expenses in the near future as we continue to develop our product candidates. Increases or decreases in research and development expenditures are attributable to the number and duration of our preclinical and clinical studies.

We expect that a large percentage of our research and development expenses in the future will be incurred in support of our current and future preclinical and clinical development projects. Due to the inherently unpredictable nature of preclinical and clinical development processes, we are unable to estimate with any certainty the costs we will incur in the continued development of our product candidates in our pipeline for potential commercialization. Furthermore, although we expect to apply for additional grants from the IIA, we cannot be certain that we will obtain such grants. Clinical development timelines, the probability of success and development costs can differ materially from expectations. We expect to continue to test our product candidates in preclinical studies for toxicology, safety and efficacy and to conduct additional clinical trials for our product candidates.

While we are currently focused on advancing our product development, our future research and development expenses will depend on the clinical success of our product candidates, as well as ongoing assessments of each candidate’s commercial potential. As we obtain results from clinical trials, we may elect to discontinue or delay clinical trials for our product candidates in certain of the Indications in order to focus our resources on more promising indications for any such product candidate. Completion of clinical trials may take several years or more, but the length of time generally varies according to the type, complexity, novelty and intended use of a product candidate.

We expect our research and development expenses to increase in the future as we continue the advancement of our clinical product development for the Indications and as we potentially pursue additional indications. The lengthy process of completing clinical trials and seeking regulatory approval for our product candidates requires the expenditure of substantial resources. Any failure or delay in completing clinical trials, or in obtaining regulatory approvals, could cause a delay in generating product revenue and cause our research and development expenses to increase and, in turn, have a material adverse effect on our operations.

General and Administrative Expenses

General and administrative expenses consist primarily of compensation (including share-based compensation) for employees in executive and operational roles, including accounting, finance, investor relations, information technology and human resources. Our other significant general and administrative expenses include facilities costs, professional fees for outside accounting and legal services, including legal work in connection with patent applications, travel costs and insurance premiums. We expect that our general and administrative expenses will increase over time, as we currently expect increases in the number of our executive, accounting and administrative personnel due to our anticipated growth.

Other expenses, net

Other expenses, net consists of bank fees, exchange rate differences and gains and losses resulting from our investments in bank deposits and marketable securities.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Management bases its estimates on historical experience, market and other conditions, and various other assumptions it believes to be reasonable. Although these estimates are based on management’s best knowledge of current events and actions that may impact us in the future, the estimation process is, by its nature, uncertain given that estimates depend on events over which we may not have control. If market and other conditions change from those that we anticipate, our financial statements may be materially affected. In addition, if our assumptions change, we may need to revise our estimates, or take other corrective actions, either of which may also have a material effect in our financial statements. We review our estimates, judgments, and assumptions used in our accounting practices periodically and reflect the effects of revisions in the period in which they are deemed to be necessary. We believe that these estimates are reasonable; however, our actual results may differ from these estimates.

We believe the following accounting policies to be the most critical to the judgments and estimates used in the preparation of our financial statements. For additional detail regarding our significant accounting policies, please see the notes to our audited consolidated financial statements contained in our Annual Report on Form 20-F for the year ended December 31, 2023 as filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 30, 2024.

Share-Based Compensation

We have issued restricted stock units and options to purchase our ordinary shares. Share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense over the requisite service/vesting period. Determining the appropriate fair value model and calculating the fair value of share-based payment awards require the use of highly subjective assumptions, including the expected life of the share-based payment awards and share price volatility.

We estimate the grant date fair value of share options and the related compensation expense, using the Black-Scholes option valuation model. This option valuation model requires the input of subjective assumptions including: (1) expected life (estimated period of time outstanding) of the options granted, (2) volatility, (3) risk-free rate and (4) dividends. In general, the assumptions used in calculating the fair value of share-based payment awards represent management’s best estimates, but the estimates involve inherent uncertainties and the application of management judgment.

Preclinical and clinical trial accruals

The Company makes estimates of its accrued expenses as of each balance sheet date in the financial statements based on the facts and circumstances known at that time. Accrued expenses for preclinical studies and clinical trials are based on estimates of costs incurred and fees that may be associated with services provided by contract research organizations, clinical trial sites and other clinical trial-related activities. Payments under certain contracts with such parties depend on factors such as successful enrollment of patients, site initiation and the completion of clinical trial milestones. If possible, the Company obtains information regarding unbilled services directly from these service providers. However, the Company may be required to estimate these services based on other available information. If the Company underestimates or overestimates the activities or fees associated with a study or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, estimated accrued liabilities have approximated actual expense incurred.

Results of Operations

Three-Months Ended March 31, 2024 Compared to Three-Months Ended March 31, 2023

The table below provides our results of operations for the three months ended March 31, 2024 and March 31, 2023:

	Three Months Ended March 31
	2024	2023
	(In thousands, except per share data) (unaudited)
Research and development expenses	$2,857	$5,176
General and administrative expenses	1,093	1,607
Loss on disposal group of assets held for sale	201	-
Operating (loss)	(4,151)	(6,783)
Finance income (expenses), net	11	(435)
Operating loss post other expenses, net	(4,140)	(7,218)
Taxes on income	-	-
Net loss	(4,140)	(7,218)

Basic loss per share	$(0.22)	$(0.39)
Diluted loss per share	$(0.22)	$(0.39)

Research and Development Expenses

For the three months ended March 31, 2024 and 2023, we incurred research and development expenses in the aggregate of $2,857,000 and $5,176,000, respectively. The decrease of $2,319,000, or 45%, in research and development expenses for the three months ended March 31, 2024 as compared to the first quarter of 2023 was primarily due $741,000 decrease in salaries as a result of the reduction in workforce as part of the strategic reprioritization plan, a $1,288,000 decrease in expenses for clinical studies and pre-clinical studies and purchase of materials due to a decrease in the number of AllocetraTM doses that were manufactured, and by a $170,000 decrease in lease and overhead expenses .

General and Administrative Expenses

For the three months ended March 31, 2024 and 2023, we incurred general and administrative expenses in the aggregate of $1,093,000 and $1,607,000, respectively. The decrease of $514,000, or 32%, in general and administrative expenses for the first quarter of 2024 as compared to the comparable 2023 period was primarily due to a $178,000 decrease in expense with respect to equity awards granted to directors, officers and employees, a $105,000 decrease in insurance expenses (due to the decrease in the directors’ and officer’s liability insurance premium) a $86,000 decrease in lease and overhead expense, and a $48,000 decrease in salaries.

Loss on Disposal Group of Assets Held for Sale

During 2023, the Company adopted its strategic reprioritization plan, as described above, as part of which the Company determined to sell its manufacturing plant facility in Yavne, Israel. Therefore, the right of use of the manufacturing plant, the lease liability relating to the manufacturing plant and the leasehold improvements installed in the leased plant were classified as assets held for sale and liability held for sale (as applicable). As a result, for the year ended December 31, 2023, we recognized a loss of $4,244,000 on the group of assets held for sale. On the first quarter of 2024 we recorded an additional $201,000 loss on the group of assets held for sale.

In September 2021, we entered into the Lease Agreement for a 2,500 square meter property in Yavne, Israel to construct a new 1,600 square meter facility for the manufacture of Allocetra™, which was completed in the fourth quarter of 2022. As part of our strategic reprioritization plan, we determined to sell such leased manufacturing facility, together with the Equipment, and assign the Lease Agreement. On March 31, 2024, we entered into the Yavne Facility Sale Agreement with the purchaser, pursuant to which the purchaser agreed to acquire the Equipment and assume all of our obligations under the Lease Agreement, effective as of April 1, 2024. The Purchase Price payable to the Company of 13.0 million NIS (approximately $3.5 million), which is payable in installments, consisting of an initial payment of NIS 4.0 million (approximately $1.08 million), which was paid on April 2, 2024, and 24 equal monthly installment payments of NIS 375,000 (approximately $102,000), commencing on April 1, 2024. Pursuant to the Yavne Facility Sale Agreement, title to the Equipment will transfer to the purchaser only upon full payment of the total Purchase Price, but risk of loss to the Equipment passed to the purchaser on April 1, 2024. Subject to certain conditions, the purchaser may, in its sole discretion, prior to October 1, 2025, prepay (i) all of the remaining outstanding Purchase Price at a 4% discount, or (ii) a portion of the remaining outstanding Purchase Price, in an amount of not less than NIS 4.0 million (approximately $1.08 million), at a 2% discount, in which case, the Purchase Price remaining outstanding thereafter shall continue to be paid in monthly instalments of NIS 375,000 each (approximately $102,000).

Operating Loss

Due to a decrease in research and development expenses and decrease in General and administrative expenses for the three months ended March 31, 2024, our operating loss was $4,151,000 representing a decrease of $2,632,000, or 39%, as compared to our operating loss of $6,783,000 for the three months ended March 31, 2023. This decrease resulted primarily from decrease in research and development expenses, including expenses relating to conducting studies and trials, and decrease in salaries as a result of the reduction in workforce as part of the strategic reprioritization plan

Finance income (expense), net

Finance income (expense), net consists of the following:

●	Interest earned on our cash and cash equivalents and bank deposits; and

●	Expenses or income resulting from fluctuations of the NIS and Euro, in which a portion of our assets and liabilities are denominated, against the U.S. dollar;

For the three months ended March 31, 2024 and 2023, we recorded finance income (expenses), net of $11,000 and $(435,000), respectively. The increase of $446,000, or 103%, in finance income , net for the three months ended March 31, 2024, as compared to finance expenses, net in the three months ended March 31, 2023 was primarily due to a loss of $260,000 from exchange differences in the first quarter of 2024 as compared to $899,000 in 2023 which was offset by $274,000 income from interest on cash equivalents and bank deposits in 2024 as compared to $461,000 in 2023

Net Loss

For the three months ended March 31, 2024, our net loss was $4,140,000, representing a decrease of $3,078,000, or 43%, as compared to our net loss of $7,218,000 for the comparable prior year period. This decrease resulted primarily from a decrease in clinical and pre-clinical studies, material consumption and salaries, and from increase in finance income, net,

Cash Flows

Three Months Ended March 31, 2024 Compared to Three Months Ended March 31, 2023

For the three months ended March 31, 2024 and 2023, net cash used in operations was$4,510,000 and $5,784,000, respectively. The decrease in net cash used in operations for 2024 was primarily due to a decrease in payments to suppliers, service providers and employees as result of a decrease in payroll expenses, and insurance expenses, as well as decrease in research and development expenses, mainly from decreased costs of clinical and pre-clinical studies.

For the three months ended March 31, 2024 and 2023, net cash (used in) provided by investing activities was $5,098,000 and $(31,346,000) respectively. The increase in net cash provided by investing activities for 2024 as compared to 2023 resulted primarily from release net of investments in bank deposits of $8,483,000 in 2024 as compared to net investment in bank deposit of $31,184,000 in the comparable prior year period.

For the three months ended March 31, 2024 and 2023, net cash provided by financing activities was $524,000 and $318,000, respectively. This increase in cash provided by financing activities for 2024 as compared to 2023 resulted primarily from net proceeds of $524,000 from our issuance of ordinary shares under the ATM Agreement (as defined below) as compared to proceeds of $318,000 from our issuance of ordinary shares under the ATM Agreement in the comparable prior year period.

Liquidity and Capital Resources

We have incurred substantial losses since our inception. As of March 31, 2024, we had an accumulated deficit of approximately 116.2 million and working capital (current assets less current liabilities) of approximately 24.7 million. We expect to incur losses from operations for the foreseeable future.

Developing product candidates, conducting clinical trials and commercializing products are expensive, and we will need to raise substantial additional funds to achieve our strategic objectives. We believe that our existing cash resources will be sufficient to fund our projected cash requirements approximately through the end of 2025. As described above, in September 2023, we adopted a strategic reprioritization program designed to extend our cash runway until the end of 2025. Nevertheless, we will require significant additional financing in the future to fund our operations, including if and when we progress into additional clinical trials, obtain regulatory approval for any of our product candidates and commercialize the same. We believe that we will need to raise significant additional funds before we have any cash flow from operations, if at all. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our preclinical studies, clinical trials and other research and development activities;

●	the scope, prioritization and number of our clinical trials and other research and development programs;

●	the amount of revenues and contributions we receive under future licensing, development and commercialization arrangements with respect to our product candidates;

●	the costs of the development and expansion of our operational infrastructure;

●	the costs and timing of obtaining regulatory approval for our product candidates;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the costs and timing of securing manufacturing arrangements for clinical or commercial production;

●	the costs of contracting with third parties to provide sales and marketing capabilities for us;

●	the costs of acquiring or undertaking development and commercialization efforts for any future products, product candidates or platforms;

●	the receipt of additional government grants;

●	the magnitude of our general and administrative expenses; and

●	any cost that we may incur under future in- and out-licensing arrangements relating to our product candidates.

Other than under our ATM Agreement, we currently do not have any agreements for future external funding. In the future, we will need to raise additional funds, and we may decide to raise additional funds even before we need such funds if the conditions for raising capital are favorable. Until we can generate significant recurring revenues, we expect to satisfy our future cash needs through debt or equity financings, credit facilities or by out-licensing applications of our product candidates. The sale of equity, including under our ATM Agreement, or convertible debt securities may result in dilution to our existing shareholders. The incurrence of indebtedness would result in increased fixed obligations and could also subject us to covenants that restrict our operations. We cannot be certain that additional funding, whether through grants from the IIA, financings, credit facilities or out-licensing arrangements, will be available to us on acceptable terms, if at all. If sufficient funds are not available, we may be required to delay, reduce the scope of or eliminate research or development plans for, or commercialization efforts with respect to, one or more applications of our product candidates, or obtain funds through arrangements with collaborators or others that may require us to relinquish rights to certain potential products that we might otherwise seek to develop or commercialize independently.

ATM Agreement

On December 30, 2022, we entered into an agreement (the “ATM Agreement”) with Cantor Fitzgerald & Co. and JMP Securities LLC (each referred to as an “Agent”, and together, the “Agents”), as sales agents, pursuant to which we may elect to sell, but are not obligated to sell, ordinary shares having an aggregate offering price of up to $100,000,000 from time to time through the Agents. Our offer and sale of ordinary shares under the ATM Agreement may be made in transactions deemed to be “at-the-market” offerings as defined in Rule 415 under the Securities Act,  including sales made directly on or through the Nasdaq Capital Market, or any other existing trading market in the United States for the ordinary shares, sales made to or through a market maker other than on an exchange or otherwise, directly to an Agent as principal, in negotiated transactions, or in any other method permitted by law, which may include block trades. We have agreed to pay the Agents an aggregate commission of 3.0% of the gross sales price from each sale of ordinary shares under the ATM Agreement. Any sale of ordinary shares under the ATM Agreement will be made pursuant to our effective shelf registration statement on Form F-3, including the prospectus contained therein (File No. 333-264561). During the first quarter of 2024, we received aggregate net proceeds of approximately $524,000 from the sale of 178,931 ordinary shares under the ATM Agreement.

Financing During 2024

On May 27, 2024, we entered into a securities purchase agreement with a single institutional investor in connection with the issuance and sale by the Company in a registered direct offering (the “Offering”) of (i) 2,060,000 of our ordinary shares, (ii) pre-funded warrants to purchase up to 1,511,429 ordinary shares (the “Pre-Funded Warrants”), (iii) Series A warrants to purchase up to 3,571,429 ordinary shares (the “Series A Warrants”) and (iv) Series B warrants to purchase up to 3,571,429 ordinary shares (the “Series B Warrants” and, together with the Series A Warrants, the “Investor Warrants”), at a combined purchase price of (a) $1.40 per ordinary share and the associated Investor Warrants, each to purchase one ordinary share, and (b) $1.399 per Pre-Funded Warrant and the associated Investor Warrants, each to purchase one ordinary share, pursuant to the Company’s effective shelf registration statement on Form F-3 (File No. 333-264561) and a related base prospectus, together with the related prospectus supplement, dated as of May 27, 2024, filed with the SEC.

Each Investor Warrant has an exercise price of $1.40 per ordinary share and is immediately exercisable. The Series A Warrants expire upon the earlier of 18 months following the issuance date and 60 days following our public announcement of positive topline results from the ENX-CL-05-001 trial of AllocetraTM for the treatment of moderate-to-severe knee osteoarthritis. The Series B warrants expire upon the earlier of five and one-half years following the issuance date and 60 days following our public announcement of our filing with the U.S. Food and Drug Administration (the “FDA”) for approval for AllocetraTM’s osteoarthritis related indication. Each Pre-Funded Warrant has an exercise price of $0.001 per ordinary share, is immediately exercisable and may be exercised at any time and has no expiration date. The Investor Warrants and the Pre-Funded Warrants are subject to customary adjustments; however, no such warrants contain any “ratchet” or other financial antidilution provisions. None of the Investor Warrants may be exercised if the aggregate number of ordinary shares beneficially owned by the holder thereof would exceed 4.99% immediately after exercise thereof, subject to increase to 9.99% at the option of the holder. None of the Pre-Funded Warrants may be exercised if the aggregate number of ordinary shares beneficially owned by the holder thereof would exceed 9.99% immediately after exercise thereof

H.C. Wainwright & Co. (“Wainwright”) acted as placement agent in connection with Offering, and in consideration therefor we agreed to register and issue to Wainwright warrants (the “Placement Agent Warrants”) to purchase up to 250,000 of our ordinary shares pursuant to the above noted registration statement. The Placement Agent Warrants comprise Series A Warrants to purchase 125,000 of our ordinary shares and Series B Warrants to purchase 125,000 of our ordinary shares, containing the same terms as the Investor Warrants, except that they are exercisable at a price of $1.75 per ordinary share, and the Series B Warrants will expire upon the earlier of five years following the commencement of the sale of the securities offered in the Offering and 60 days following the public announcement of our filing with the FDA for approval for AllocetraTM’s osteoarthritis related indication. The net proceeds from the Offering were approximately $4.5 million after deducting Wainwright’s fees and other expenses relating to the Offering. We intend to use the net proceeds from the Offering for working capital and other general corporate purposes.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the NIS mainly against the U.S. dollar, and vice versa, because a considerable portion of our expenses are denominated in the NIS. Our NIS expenses consist principally of payments made to employees, sub-contractors and consultants for preclinical studies, clinical trials and other research and development activities. We anticipate that a sizable portion of our expenses will continue to be denominated in the NIS. Our financial position, results of operations and cash flow are subject to fluctuations due to changes in foreign currency exchange rates. Our results of operations and cash flow are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates.